January 9, 2009

Mr. John Cash, Branch Chief

Ms. Mindy Hooker, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	MFRI, Inc.
Form 10-K for the year ended January 31, 2008

Definitive Proxy Statement on Schedule 14A, filed May 29, 2008

Form 10-Q for the quarter ended October 31, 2008
File No. 1-32530

Dear Mr. Cash and Ms. Hooker:

We have received your December 23, 2008 letter with subject as above (“Comment Letter”), and are preparing our response. As instructed in the Comment Letter we are writing to advise you that, due to irregular availability of the necessary company employees and other individuals, including counsel, during the ten business days since December 23, 2008, we have not yet completed our response. We expect to be able to provide you with our response by January 16, 2009.

Very truly yours,

MFRI, INC.

/s/ Michael D. Bennett

Michael D. Bennett

Vice President Chief Financial Officer